SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investment in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number:			Date examination completed

	811-8846			June 30, 2006

2.	State identification Number: N/A

	AL	AK	AZ	AR	CA	CO

	CT	DE	DC	FL	GA	HI

	ID	IL	IN	IA	KS	KY

	LA	ME	MD	MA	MI	MN

	MS	MO	MT	NE	NV	NH

	NJ	NM	NY	NC	ND	OH

	OK	OR	PA	RI	SC	SD

	TN	TX	UT	VT	VA	WA

	WV	WI	WY	PUERTO RICO

Other (specify):

3.	Exact name of investment company as specified in representation statement:

First Focus Funds, Inc.

4.	Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219

August 21, 2006
Management Statement Regarding Compliance With Certain Provisions of the
Investment Company Act of 1940
We, as members of management of First Focus Funds, Inc. — individually the Short-Intermediate Bond Fund, Income Fund, Nebraska Tax-Free Fund, Balanced Fund, Core Equity Fund, Growth Opportunities Fund and Small Company Fund (collectively, the Funds), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 30, 2006, and from March 31, 2006 through June 30, 2006.
Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of as of June 30, 2006, and from March 31, 2006 through June 30, 2006, with respect to securities reflected in the investment accounts of the Funds.
First Focus Funds, Inc.
By:
/s/ Trent Statczar
Trent Statczar
Treasurer

Report of Independent Registered Public Accounting Firm
To the Board of Directors of
First Focus Funds, Inc.:
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 (the Act), that First Focus Funds, Inc. — Short-Intermediate Bond Fund, Income Fund, Nebraska Tax-Free Fund, Balanced Fund, Core Equity Fund, Growth Opportunities Fund and Small Company Fund (collectively, the “Funds”) complied with the requirements of subsections (b) and (c) under rule 17f-2 under the Act as of June 30, 2006. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 2006, and with respect to agreement of security purchases and sales, for the period from March 31, 2006 (the date of our last examination), through June 30, 2006:
1.	Confirmation of all securities held as of June 30, 2006 by institutions in book entry form by the Federal Reserve Bank and Depository Trust Corporation, without prior notice to management;

2.	Verification of all securities purchased/sold but not received/delivered and securities in transit as of June 30, 2006 via examination of the underlying trade ticket or broker confirmation;

3.	Reconciliation of all such securities to the books and records of the Funds and First National Bank; and

4.	Agreement of 15 security purchases and 15 security sales since March 31, 2006, from the books and records of the Funds to trade tickets.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2006, and for the period from March 31, 2006 through June 30, 2006, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
/s/ KPMG LLP
Columbus, Ohio
August 21, 2006